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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                        Commission File Number 0-7607


(Check One)
[X] Form 10-K and Form 10-KSB       [ ] Form 11-K
[ ] Form 20-F                       [ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR


For Period Ended:    Fiscal Year Ended October 31, 1996
                     ----------------------------------

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 ----------------------------

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I--Registrant Information


Full name of registrant   FAIR GROUNDS CORPORATION
                          ------------------------------------

Former name if applicable
                          ------------------------------------

Address of principal executive office (Street and number)

                    1751 GENTILLY BOULEVARD
--------------------------------------------------------------


City, State and Zip Code  NEW ORLEANS, LOUISIANA 70159
                          ------------------------------------

                       Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, or N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is engaged in discussions with its principal lender concerning certain issues raised in connection with a letter of intent executed in January 1997 regarding revised terms for construction and long-term financing for the proposed new facility at the Fair Grounds Race Course. Upon resolution of such issues within the next week to 10 days, financial statements and disclosures required for the Form 10-K can be completed in a manner which is informative to the readers.

The impact of such issues in connection with the proposed financing transactions on the reporting of the Registrant's results of operations and liquidity and capital resources is material to a fair presentation of the financial condition of the Registrant and to the understanding of such financial condition by the Registrant's shareholders, lenders, customers, vendors, employees and other constituencies. Management cannot properly report such impact until such issues are resolved.


                          Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification

GORDON ROBERTSON, CHIEF FINANCIAL OFFICER           504/944-5515
-----------------------------------------        -------------------
                (Name)                           Area Code/Telephone

     (2) Have all other periodic reports required under Section 13or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment



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Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                   [X] Yes    [  ] No

    (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [X] Yes    [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate cannot be made.

The Registrant anticipates that its statement of operations for the fiscal year ended October 31, 1996 will reflect a significant change from the reported results of operations for the fiscal year which ended October 31, 1995. The Registrant expects to report (i) total operating revenues of $27.3 million for the 1996 fiscal year, compared to $23 million for 1995; and (ii) net income (before income taxes and cumulative effect for change in accounting principles) of approximately $1,175,000 for the 1996 fiscal year, compared to a net loss (before income taxes and cumulative effect for change in accounting principles) of approximately $916,000 for the 1995 fiscal year.



                           FAIR GROUNDS CORPORATION
              ---------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date January 29, 1997        By   s/ GORDON M. ROBERTSON
---------------------        ----------------------------------
                               Gordon M. Robertson,
                               Vice President and CFO

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

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     Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.